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                                                                                  Exhibit 12.1

                    Statement Regarding Computation of Ratios



                                                  Fiscal Year Ended               Nine Months
                                                      April 30,                Ended January 31,
                                1999       2000     2001      2002     2003      2003     2004
          Earnings           (Unaudited)              Dollars in Thousands        (Unaudited)

Net Income                     $6,614    $11,994   $20,855  $19,546   $14,605  $17,227   $10,322

Amortization of capitalized
interest less amount of
interest                         --         --        --       --        (168)     --      5,095

Fixed Charges                     475        817       497      196       168      114     6,393

Total earnings available
for fixed charges              $7,089    $12,811   $21,352  $19,742   $14,605  $17,341   $11,619

Fixed Charges
    Interest Expense              475        817       497      196      --        114       905
    Interest Capitalized         --         --        --       --        (168)     --      5,095
    Amortization of debt
     financing costs             --         --        --       --        --        --        393

Total Fixed Charges               475        817       497      196      (168)     114     6,393

Ratio of Earnings to Fixed      14.9x      15.7x      43.0x   100.7x     84.2x   152.3x     1.8x
Charges


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